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                                  NORSTAN, INC.
                              605 NORTH HIGHWAY 169
                                  TWELFTH FLOOR
                            PLYMOUTH, MINNESOTA 55441
                                 (612) 513-4500


                               August 26, 1998

TRANSMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.

ATTENTION:        KEITH PISANI, ESQ.

RE:      SEC FILE NO. 333-60137; NORSTAN, INC. (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, please accept this letter as a request for the Commission's consent to the withdrawal of the Company's registration statement on Form S-3, File No. 333-60137 (the "Registration Statement"). As a result of current stock market conditions, the Company no longer intends to pursue the offering that was contemplated by the Registration Statement.

         No sales of the Company's securities have been made pursuant to the Registration Statement.

         Pursuant to Rule 477, upon the Commission's consent to withdrawal of the Registration Statement, the Commission shall include an order in the file for the Registration Statement stating that the Registration Statement has been "withdrawn at the request of the registrant, the Commission consenting thereto." Please return one dated copy of the order granting such withdrawal to the undersigned.

         Please direct all inquiries to Philip J. Tilton, counsel to the Company, at (612) 672-8357 or to the undersigned at the number set forth above.

                                   Yours very truly,

                                   NORSTAN, INC.

                                   /s/ Kenneth S. MacKenzie
                                   Kenneth S. MacKenzie
                                   Executive Vice President and Chief Financial
                                   Officer